October 22, 2018

Greg Siokas
Chief Executive Officer
Cosmos Holdings Inc.
141 West Jackson Blvd, Suite 4236
Chicago, 60604, IL

       Re: Cosmos Holdings Inc.
           Registration Statement on Form S-1
           Filed October 12, 2018
           File No. 333-227813

Dear Mr. Siokas:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed October 12, 2018

General

1. We note that you have deleted the changes made in response to our comment letter dated
       May 7, 2018 on your PosAm 333-222061 filed on May 9, 2018 in your Form S-1 filed on
       October 12, 2018. We reissue our comment issued on May 7, 2018 for your Form S-1 filed on October 12, 2018. We note your agreement with Marathon Global Inc., by which you may distribute cannabis-related products. Please expand your risk factor disclosure related to the regulatory requirements applicable to your company to address the potential impact of federal and state laws related to the selling and distribution of marijuana. Please also revise your Business section to address government approval of cannabis-related
 Greg Siokas
Cosmos Holdings Inc.
October 22, 2018
Page 2
      products. See Item 101(h)(4)(viii) and Item 101(h)(4)(ix) of Regulation
S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Ruairi Regan at 202-551-3269 or David Link at 202-551-3356 if you
have any questions regarding our comments.



                                                           Sincerely,

FirstName LastNameGreg Siokas                              Division of
Corporation Finance
                                                           Office of Beverages,
Apparel and
Comapany NameCosmos Holdings Inc.
                                                           Mining
October 22, 2018 Page 2
cc:       Elliot H. Lutzker, Esq.
FirstName LastName